MAGFAST

MAGFAST has sold out two previous offerings, and hopes to sell out again. We're developing Lightspeed, among the world's fastest chargers and power banks.


ALL IN

$110.39 minimum investment

OPEN FOR INVESTMENTS

Thursday, September 24th, 2026 at 4pm EDT

UNIT PRICE

$15.77

TOTAL RAISED ON NETCAPITAL

$11,418,238

TOTAL RAISED THIS ROUND

$529,304

VALUATION THIS ROUND

$43,509,115

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Reg CF offering provided by Netcapital Funding Portal Inc.

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INTRODUCTION

MAGFAST LLC [1] is tackling a massive, dynamic market in exciting new ways.

There are now 7.4 billion smartphones in use globally, still growing at an annual rate of about 3.5%.

“Low battery anxiety” grips 9 out of 10 mobile phone users.

Our phones are increasingly power hungry, need larger and larger batteries - and they’re ever more crucial in our daily lives.

Most of them ship nowadays without a charger.

Filling this gap is a massive opportunity.

And MAGFAST is developing some of the world’s fastest, most capable chargers and power banks.

› *See the above video's transcript here.*

//


INVEST in MAGFAST
Two previous offerings
Sold Out



Two previous offerings have completely sold out. MAGFAST has now raised over $10 million on Netcapital.

Unique Perks


For every
$500+
invested
$100
of
MAGFAST products
(In addition, of course, to your Lux Pro and equities.)

Invest
$250+


LUX PRO
10Gbps
240W
and get a

FREE Lux Pro

(In addition, of course, to your equities.)

Invest
$5,000+
and you get





Investors Only

Dinner with MAGFAST

Las Vegas or New York

Click here to see the special bundles currently available.


I wanted to buy some shares but I wasn’t able to get in. I think your company will end up producing one of the finest charging systems around when it is finally complete.
Adrianne R.; email to MAGFAST Customer Care


Awesome product,
Awesome customer experience
I've bought over 30 of these chargers for everyone on my Christmas list because I have loved all of mine. What's great is, they are guaranteed! Well worth it!
Verified Purchase
amazon

//

The Opportunity

Today's charging products are afterthoughts.

They're slow

Even a high-end power bank from a major manufacturer can take two or three hours to charge its battery.

And they take forever to charge your phone, particularly when you opt for the convenience of wireless. It takes nearly two-and-a-half hours to charge Apple's latest iPhone 16 over MagSafe.

They don't work together

Take a look at any two chargers from the same product 'family' today. There's no incentive to buy a second unit from the same manufacturer, because they don't work together in any way. They often don't even look alike.

They're dumb

It's hardly a surprise that we all ignore the devices that currently charge our phones and tablets. After all, they're just dumb chargers.

But things are about to change.

Changing charging. For good.™

MAGFAST has a big vision, and our first Gen2 products are just the beginning.

Air Pro is, we believe, the world's most advanced charging base station.

Database Pro, perhaps the most innovative hub.

Passport, we think, is a power bank in a class of its own.

What innovations are coming? Well, without giving too much away…

Speedy

How about a power bank that can fully charge in just 25 minutes?

Or one that could charge your high-powered phone, over a wireless connection, in 15 minutes or less?

System

Oh – and what about a system of chargers and power banks that work together magically and charge magnetically? Let's say you want to double your battery capacity? Why not just snap another power bank on the back?

Smart

And could there be room in the future for charging devices that understand your preferences and anticipate your needs? That can make any space you visit "your" space. That could add a layer of security that enables secure transactions and makes your phone hackerproof?

//

Huge market

While analysts don't all agree on quite how big the charging market is, they do agree it's huge and growing fast.

For example, in a report published by IMARC Group, the global battery charger market reached a value of

For example, in a report published by IMARC Group, the global battery charger market reached a value of US$21.7 billion in 2020 and is expected to reach US$34.1 billion by 2026. The wireless charger segment alone is estimated to have breakneck annual growth of up to 25% [2].


INVEST in MAGFAST
USB Cable Market
$12.7 BILLION
2021
estimated
$70 BILLION
2031
projected
Allied Market Research

The market for USB cables is worth over $12 billion, projected to reach over $70 billion by 2031 [2.1]. The global mobile chargers market for chargers and portable power banks is worth over $36 billion, and growing fast [2.2]. Yet, somehow, there are no great charging brands! And relevant corners of the global smart-home market are worth at least $50 billion [2.3].


What a powerhouse team
of caring, conscientious,

efficient, and dedicated professionals you all are! I am honored to be a small part of this company's crowdfunding inception.

I.B.; email to MAGFAST Customer Care

★★★★★ No other cables or charging systems can compare!

MAGFAST is first in charging systems and customer services! Their products have jaw dropping advances and leave no small detail to chance. Truly custom and luxurious as if bespoke. The attention to design and function, packaging and even making as small a footprint ecologically


as possible and going even further planting trees, should be award-winning in many categories!
A great inventor, a great company and a great future! Thank you **MAGFAST** for delivering on all promises and still reaching for the stars!
amazon

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Powering the future of charging

MAGFAST is uniquely qualified to power the future.

//

Marketing

$25M+ in preorders

Yes, the team at MAGFAST knows marketing.

Traction is proven: our online marketing and advanced charging tech has generated over $25 million in orders and preorders - 100% through digital marketing - for the Gen1 and Gen2 product families.

MAGFAST's Gen1 chargers and power banks were revolutionary – magnetic, fast, and designed as a complete system. The product range was promoted through online webinars hosted by Seymour Segnit, MAGFAST's gregarious founder.


LET THERE BE
Lux
TM
Gorgeous
Patent Pending Design
24 x 7 evergreen online presentation
Product $37
Average Order $188.25

MAGFAST sales to-date have been driven solely via online marketing

Gen2 marketing builds on this solid foundation:

Distribution

In 2025, MAGFAST started adding brick-and-mortar distribution to its promotional mix, starting with:

Trade Shows

MAGFAST (stealthily) previewed its Gen2 products to key industry executives at CES 2025 and 2026 in Las Vegas, and is planning a presence at upcoming shows as its class-leading products roll out.


CES®
2025

//

Competition

Unlike most mature consumer markets, there are really no great charger brands.

Competitors include Belkin, Anker, Aukey, Mophie, RAVPower, Duracell, iClever, EasyAcc, Samsung, Xiaomi, Monoprice. Lesser-known (in the U.S. and elsewhere) brands include Aibocn, Boscov, Bestek, Yoobao, iMuto, Maxxima, Moshi, Native Union, Nimble [3]. The market is highly fragmented, with no large companies primarily dedicated to charging, and several smaller companies jockeying to differentiate themselves based on minor feature differences (improved build quality, marginally larger batteries, slightly faster charging times, etc).

To our knowledge, no other charger company yet offers an integrated system of products that all work seamlessly together. MAGFAST's product range and business model are designed to be considerably more 'sticky' than competitive chargers and power banks.

We believe that no other charger brand has the vision or marketing skill to launch unique, premium charging products that can integrate across markets, and have the potential to dominate in each sector.

And we believe other charging products may take years to compete with MAGFAST's combination of high-performance technologies in development for Gen2.


WOW!

Wow! Incredible and amazing products perfect for everyday use. I think **they will become the gold standard for wireless charging!** (All the way down to the packaging!) Extremely satisfied!

Trustpilot

I am sure if the world leaders ran the governments like you run your business, up-front and honest, this world


would be such a great and
safer existence for us all.
Thank you so much.
William G.; email to MAGFAST Customer Care

//

Products

MAGFAST Lux Charging Cables


MAGFAST.com/LUX/T375N4


MAGFAST
LIFETIME
WARRANT
MAGFAST.COM/LUX

Lux

Lux is MAGFAST's high-end cable for everyday use.

Launched in August 2022 on Indiegogo, a leading global crowdfunding platform, Lux raised over $900,000 in its first month.


Signal Wire +
D+ 26AWG
19/0.10 Tinned Copper
Insulation: FEP Teflon
Shielding
Graphene
Thickness: 26u
Signal Wire -
D- 26AWG
19/0.10 Tinned Copper
Insulation: FEP Teflon
Silicone
Rubber
OD:4.4±0.2MM
Filling Material
Increases wire toughness
and roundness
CC Pin
30AWG 26/0.05
Tinned copper
Insulation: FEP Teflon


Ground Wire
Tinned copper +250D
Nylon anti-breakage wire
Tinned copper +500D
Nylon anti-breakage wire


Lux Pro
USB2.0 Differential Pair
32AWG Tinner Copper
Insulation: FEP Teflon
Ground Wire
Tinned Copper
Shielding
Graphene
Super Speed Differential Pair
30AWG Tinned Copper
Insulation: FEP Teflon
Power Supply Wire
24AWG Tinned Copper
SBU Pin
32AWG Tinned Copper
Insulation: FEP Teflon
CC Pin
32AWG Tinned Copper
Insulation: FEP Teflon
Filling Material
Increases Wire Toughness
and Roundness
24 wire core

Super premium, super stylish and super durable – and with a **gorgeous, soft and silky feel** – there's a lot to love about Lux. Available as USB-C to USB-C (now standard on most modern devices) or MFi-certified USB-C to Lightning for earlier Apple devices, Lux is a unique combination of silky, soft to the touch, hard-as-nails toughness, and superior performance:

Immediately different from any regular charging cable you've ever handled:

- Tested to destruction – Lux cables are certified to 25,000 bends
- Precision manufactured, Teflon-infused and guaranteed FOR LIFE
- Not just strong but super strong – capable of supporting a load of over 150lb
- Gorgeous silky feel and 'kink-free'
- Patent-pending, gold-flash gold-plated tips for the ultimate connection

- A beautifully designed custom USB-A adapter tip included free – so they'll work perfectly with all new and old outlets everywhere
- Our Fingerprint® anti-counterfeit technology to ensure authenticity
- USB2: Up to 60W charging, 480Mbps (an entire HD movie in 30 seconds), USB-C to USB-C, USB-C to Lightning, Free custom USB-A adapter.


Silky Luxury feel
"Super Smooth"
"Buttery Soft"
"Soft Touch Feels Awesome"
"Silky"
"Supple but Durable"

Lux's Teflon® core makes it so tough that it comes with a **Lifetime Warranty** … which is why Lux could be the last charging cable you'll ever buy.

And it's fast …


"Ridiculously fast charging"


"Excellent job with fast charging"
"Charged my phone at least twice as fast"
"Lightning fast"

Lux Pro

Lux Pro, our brand-new top-of-the-line charging cable shares key Lux features, and adds:

- 35,000 bends
- 5 gorgeous colors
- USB3.2: 240W PD charging, 10Gbps (an entire HD movie in 4 seconds), USB-C to USB-C, Free custom USB-A adapter


PRO
240W
PD POWER DELIVERY
Lux PRO




PRO


AMAZING PRODUCT!
High quality product! Lifetime warranty!


I have always resented buying new cables
because I knew I was throwing my money
away. FOR THE FIRST TIME I GOT MY
MONEY'S WORTH. Thank you MAGFAST!
Verified Purchase
amazon

MAGFAST® Gen2

A brand-new range of Gen2 chargers is replacing the Gen1 family, promising major new features, and ultimately, some of the world's fastest charging speeds.

With MAGFAST in your home, your office, your pocket, and your backpack, you're all set.

Individually, each product is designed to be best in class. As a family, nothing else comes close.

MAGFAST®

Netcapital

Pitch Updates Discussion Invest

Gen2 is now shipping

- **Air Pro** - now shipping
- **Database Pro** - now shipping
- **Powerbrick Pro 140** - now shipping
- **Lux Pro** - now shipping


Air Pro
Database Pro
Powerbrick Pro 140
MAGFAST


Lux Pro
Lux Pro
Rainbow
Pack
Finally.

Air Pro


Air Pro
The new market heavyweight
MAGFAST Air Pro is the foundation of Gen2, a uniquely powerful base station to fast charge your phone and power banks. Pair MAGFAST Air Pro with the brand-new MAGFAST Passport for the world's most convenient wireless-charging combo.
We believe that Air Pro offers more power and a more advanced feature set than any charger on the market:
140W total power, 4 times that of leading competitors
3 full-powered Qi2 25W magnetic wireless charging pads
A 100W USB-C charging and data port on the front
2.2lb of solid zinc alloy construction
MAGFAST
Final production versions of some products may change from pre-release specifications.

MAGFAST Air Pro is a uniquely powerful base station, the foundation of Gen2. We believe that Air Pro offers more power and a more advanced feature set than any charger on the market*:

- 140W total power, 4 times that of leading competitors
- 3 full-powered Qi2 25W magnetic wireless charging ports
- A 100W USB-C charging and data port on the front

- ≈ 2.2lb of solid zinc alloy construction

Our plan is to position Air Pro as the market heavyweight:

- Heavyweight in power
- Heavyweight in design
- Heavyweight in weight (that’s right - most magnetic charging stands are simply too flimsy and lightweight - they don’t stay put when you remove your phone)

Passport


Passport
No cable. No fuss. No forgetting.
Crafted from aircraft-grade aluminum with a cool-to-the-touch finish and a grippy full-surface silicone back — Passport feels premium the moment you pick it up. Because it is.
Two world firsts. No one else has either.
Wireless Magnetic Charging In — the world’s only power bank that doesn’t need a cable to charge it, and stacks for more power.
iontra Extended Life Technology — the world’s only power bank with iontra’s next-generation charging technology, extending battery life up to 2-3 times.
WIRELESS POWER
IN
MAGFAST
IONTRA EXTENDED LIFE
Final production versions of some products may change from pre-release specifications.

MAGFAST Passport is among the world's first snap-on power bank with wireless magnetic charging in as well as out.

Every other power bank makes you hunt for a cable to charge it. Passport sits right on your wireless charging

Every other power bank makes you hunt for a cable to charge it. Passport sits right on your wireless charging stand and tops itself up overnight - still attached to your phone, if you like. It's the ultimate in convenience - Passport goes right with you when you grab your phone.

Crafted from aircraft-grade aluminum with a cool-to-the-touch finish and a grippy full-surface silicone back — Passport feels premium the moment you pick it up.

Passport offers:

- 5,500 mAh — 10% more capacity than virtually all competitors
- 25W wireless magnetic charging out (industry's fastest)
- Wireless magnetic charging in — to our knowledge, a world first
- 30W USB-C wired charging in and out
- Custom color LED screen shows charge status at a glance
- Up to 3-4X longer battery life than any competitor

//

2025 Strategic Update

Hyper-fast Gen2 chargers and power banks now in development build on the core characteristics of Gen1, with an important technology shift. Rather than proprietary connectors, Gen2 takes industry standards and enhances them to provide what we believe will be among the fastest, most capable charging products available.

In 2024, we took the decision to cut back the product range substantially, discontinuing all Gen1 charger products and the recently released and highly acclaimed Heathrow premium luggage range. We also increased

products and the recently released and highly acclaimed Heathrow premium luggage range. We also increased the power of Lux Pro, delaying its release, and have suspended the launch of Lux Ultra, at least for the time being.

These were tough choices - ones we believe will make the company much stronger in the long run but which resulted in an immediate drop in sales volume and proved disappointing for many customers, including some of MAGFAST's most loyal supporters. Our customers are much-loved, crucial stakeholders, and we are working hard to address concerns, providing credits for unshipped products and accelerating development of Gen2.

We believe that the short-term pain is outweighed by substantial long-term benefits: increased focus and a solid platform on which to build a smaller range of advanced, standards-setting new products.

MAGFAST is now better positioned to leverage its competitive advantages and new additions to the executive team.

//

Business Model

How does this lineup turn into a return on investment?

How can MAGFAST confidently expect to become a dominant player in charging?

No investment, particularly in an early-stage company, is guaranteed to generate a return. Nevertheless, here are some key reasons we're confident in the long-term strength of our business model:

- Direct to consumer
- Repeat business
- Retail (not yet – in the planning stages)

Direct to consumer

In official business-speak, our primary business model is DTC: direct to consumer.

This is unusual for a consumer-electronics company.

It means we've developed a deep understanding of how to use online marketing and video presentations to build a strong and direct connection with our customers.

We attract new prospects in three different but complementary ways, through:

- Online advertising and a long-form webinar that introduces the full MAGFAST product range.
- Online advertising and an invitation to purchase or pre-order products from store.MAGFAST.com.
- Amazon: currently featuring Lux.

Repeat business

Repeat business is baked into our model. DTC allows us to stay connected with customers, build close, long-term relationships, and gives us the ongoing ability to market additional products and services.

We believe that our average order value and customer loyalty are high, in part because our products are premium, unique, and make great gifts.


For Hudson
with Love
- Mom
Perfect
for
Gifting


ONLY
MAGFAST

Additionally:

- We believe that MAGFAST is the only charging company with a system strategy. Just like Lego or Apple or your favorite power tool set, MAGFAST chargers and power banks work as an integrated family.
- Fingerprint® is MAGFAST's unique, fast method of identifying and registering each item sold via its serial number, an increasingly important part of our repeat-business mix as we build sales volume via Amazon and brick-and-mortar retailers.
- We conduct regular outreach via MAGFAST Live, a regular direct-to-customer webcast, and large-scale customer and investor presentations with an audience of up to 15,000 people.


Product strategy
Ecosystem
Standalone
Low-End
Premium
MAGFAST®
belkin
ANKER
DURACELL
mophie
iclever
AUKEY
RAVPOWER
Maxxima
Bestek
Monoprice
Boscov
NoName

To our knowledge, MAGFAST is the only premium mobile-device charging company to adopt a comprehensive system strategy. Buy one product in the family, and you have strong reasons to buy more.

//

Intellectual Property

The growing portfolio of patents and trademarks relating to the MAGFAST product range is used by the company under terms that include an exclusive, royalty-free license from the managing member of MAGFAST, Mischievous LLC. According to the terms of the license agreement, title to the licensed materials is automatically assigned to the new controlling entity in the event of a change of control.


MAGFAST IP Protection



//


Team



Seymour Segnit

Founder & CEO

Controlling Member of Manager - Mischievous LLC

Seymour is MAGFAST's founder, chief product architect and passionate CEO. Now a leading authority on internet marketing, Seymour builds the customer experience and drives down risk to deliver 'The best work of my life'.

He studied engineering at Oxford University, and his long career has included stints at Ogilvy & Mather and Saatchi & Saatchi, presenting his own show at London's biggest radio station and co-founder of a venture-backed Silicon Valley startup. He served in the same capacity at thingCHARGER Inc, another USB charger company, from Dec 2013 to Aug 2016.

Seymour has served with MAGFAST LLC since its inception, and is a controlling member of manager - Mischievous LLC.



Amy Rau Segnit

Co-Founder & Secretary

Controlling Member of Manager - Mischievous LLC

Amy has been Seymour's partner, in both business and life, for over a decade, lending her unique creative abilities to everything from branding to social media campaigns to product packaging.

Her strong creative work helps MAGFAST stand out from the crowd. Among earlier clients, Amy counts corporations like Barnes & Noble College Bookstore and Businessweek, plus many of the world's leading ad agencies including Jack Morton Worldwide, Young & Rubicam and TBWA/Chiat Day. Amy served as co-founder and creative director at thingCHARGER Inc, another USB charger company, from Dec 2013 to Aug 2016.

Amy has served with MAGFAST LLC since its inception, and is a controlling member of manager - Mischievous LLC.





Rex Northen

Investment Strategy

Rex leads MAGFAST's investment strategy and advises on customer development. He has helped launch and run more startups than most of us will meet in 20 lifetimes. After graduating from Oxford, his first software company attracted clients like Body Shop, Honda, Lloyds of London and Shell. In Silicon Valley, he was CEO of Bizfinity, a ground-breaking online financial platform.



Afroz Nissar

Logistics

Afroz is our China-based logistics expert. Navigating the complexities of today's supply chain, he finds ways to ship products from Shenzhen to our West-Coast warehouse quickly, efficiently and very cost effectively.

Eric Kinney

Head of Interface

Eric is the engineering talent behind our website and shopping cart - he's the reason the experience is so smooth and seamless. He has been galvanizing digital startups since 2005, in various capacities (employee, consultant, adviser, mentor) with stints at Speedilicious, Sundial Time Systems, Access Communications and Cascade Software Consulting.

Jimy Johny

IT Infrastructure

Jimy (pronounced 'Jimmy', in spite of all appearances) keeps our servers up, and our downtime down. In our world, that's crucial. He's an expert in Linux, AWS Cloud and Windows administration, and he's worked for small companies and big ones like RevenueMed, XMinds Infotech and Vanilla Networks, providing data center management, remote server admin and Linux/Windows and Hardware LAN management.

Kate Kinard

Project Manager

Kate is a remarkable member of MAGFAST family and works to keep the company's organization at its highest standards. Since graduating from Texas A&M University in 2015, MAGFAST is Kate's second startup.

Mayleen Torres-Rivera

Bookkeeper & Analyst

Mayleen is our steady hand on the numbers. She has been in the accounting field for over 25 years and is a long-standing member of the American Institute of Professional Bookkeepers. Mayleen's long experience in both professional and manufacturing bookkeeping mean she's the perfect person to handle the complexities of manufacturing accounting.

Peter Hoppenfeld

General Counsel

Peter is MAGFAST's general counsel. He knows the team and the MAGFAST products, and we're overjoyed to have him on our team and 'on our side'. He has been described as a "lawyer who really understands marketing" and "a marketer who happens to be a lawyer." As a lawyer, advisor, counselor, friend and devil's advocate, he aims to integrate himself into his clients' inner circles and provide caring yet dynamic contributions to their lives and businesses.

Sanja Cebalovic Bodonji

Head of Customer Care

Sanja is a beloved member and head of MAGFAST's customer support team.

In addition to providing personal assistance via email and live chat, Sanja manages our payment plan program and complex data-driven projects. Sanja's law degree and nine years of working expertise in the legal system allow her to provide valuable new perspectives to MAGFAST's development. An entrepreneur at heart with a passion for startups, Sanja's enthusiasm and effervescence have made her a perfect match for MAGFAST's vision.

Steve Barns

Intellectual Property Counsel

Steve protects the founders' intellectual property. He's worked with MAGFAST since Seymour first dreamed up the product range. He founded the law office of Stephen W. Barns (formerly Miller & Barns) and specializes, among other things, in consumer electronics. He has worked as a patent examiner in full-service patent law firms – he's the perfect person to help us ringfence our innovative crown jewels.

INFORMATION FOR INVESTORS

Here's some material we think you'll find useful as you consider an investment [6] in MAGFAST LLC [7].

Investor Video Presentation

This is our video announcement about this offering, which includes some of our latest strategic thinking and future opportunities, including opportunities for the new MAGFAST Gen2 connector and setting up an account at Netcapital.

Here's a transcript of the presentation.

Investor Packet

For those of you who prefer a PDF over video or this web page, here's our current packet. And here's a packet

with answers to frequently asked questions.

The final offering deadline is April 30, 2027, at 11:59 PM EDT, and investors may cancel or modify their investment commitments up to 48 hours prior to this deadline.

FOOTNOTES

[1] MAGFAST® and the MAGFAST® logo are registered trademarks of Mischievous LLC and are used under license. Apple, Lightning and MFi are trademarks of Apple, Inc. and are used by license under Made for Apple/MFi program. Qi is a trademark of the Wireless Power Consortium and is used under license.

[1.1] The global markets in which MAGFAST products are sold are together worth more than $50 billion today, and growing fast. The USB cables market was estimated at $12 billion in 2021 [2.1]; the global mobile chargers market was estimated to be worth $36 billion in 2023 [2.2]; two relevant subcategories of the home automation market, in which we expect MAGFAST will increasingly operate, were estimated in 2024 at $56 billion [2.3].

[2] A recent report by IMARC Group, titled 'Battery Charger Market: Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2020 - 2026', finds that the global battery charger market reached a value of US $21.7 billion in 2020 and is anticipated to reach US $34.1 billion by 2026. According to MarketsandMarkets Research, the market for wireless chargers is expected to grow even more rapidly and is expected to reach $13.4 billion by 2026, rising at a compound annual rate of 24.6%.

[2.1] In their report titled ‘USB Cable Market ... : Global Opportunity Analysis and Industry Forecast, 2021-2031,’ Allied Market Research considers that ‘The global USB cable market was valued at $12.73 billion in 2021, and is projected to reach $69.86 billion by 2031, growing at a CAGR of 20.24% from 2022 to 2031.’

[2.2] The global mobile chargers market was estimated by Research and Markets in their report ‘Mobile Chargers Market Analysis Report 2024-2030’ to be worth $36 billion in 2023, projected to grow to $56 billion by 2030.

[2.3] Statista reports in consumer market insights ‘Smart Homes - Worldwide’ that the global smart-home market in just two categories (control/connectivity + energy management) was worth $56 billion in 2024, growing to $85 billion by 2028. The total smart-home market is estimated to be in the hundreds of billions of dollars.

[3] This is a cross sample of competitors from our own observations and represented in market research

[3] This is a cross sample of competitors from our own observations and represented in market research published by third parties. Competitors vary by region.

[4] At this early manufacturing stage, our full family of products may be represented in our materials by production and pre-production units, along with hand-made prototypes, animations and CAD 3D renderings.

[5] Amy and Seymour Segnit were previously the owners of thingCHARGER, Inc. which shipped over 1⁄4 million units of thingCHARGERs based on that company's records, before thingCHARGER, Inc. ran out of funds. Rights to key thingCHARGER assets were purchased by Amy and Seymour when they started MAGFAST.

[6] If you choose to make your investment using a credit card, Netcapital will charge you a card processing fee that's typically slightly more than 3%. Netcapital can answer your questions about this fee.

[7] MAGFAST is a Limited Liability Company (LLC). LLCs have considerable flexibility in the language used to define their ownership and governance. Instead of 'members' and 'units', MAGFAST has chosen to use terminology that we believe is more readily understood: for example, managing members may be referenced in our materials as MAGFAST's board of directors, and members as stockholders.

USE OF PROCEEDS

If the offering's maximum amount of $4,500,001 is raised:

Use	Value	% of Proceeds
Sales, General, & Administrative	$750,000	16.7%
Research & Development	$500,000	11.1%
Manufacturing, Materials, & Fulfillment	$1,779,501	39.5%
Marketing	$1,250,000	27.8%
Intermediary fees	$220,500	4.9%

TERMS

This number includes all funds raised by the Company in this round on Netcapital. This is an offering of Common Units, under registration exemption 4(a)(6), in MAGFAST, LLC. This offering must reach its target of at least $10,000 by its offering deadline of April 30, 2027 at 11:59pm ET. If this offering does not reach its *target* by the offering deadline, then your money will be refunded.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

3,044,332 units
× $15.77 per unit

$48,009,116 implied valuation

FINANCIALS

These financial statements have been audited by an independent Certified Public Accountant.

Audited financial statements

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

All SEC filings related to this offering are available here:

- Form C on June 23, 2026
- Form C/A on July 23, 2026
- Form C/A on July 23, 2026
- Form C/A on July 31, 2026

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions

relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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If MAGFAST has presented in any webinars during the offering period, you may access them here

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